

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

Lynn Seely
President and Chief Executive Officer
Lyell Immunopharma, Inc.
201 Haskins Way
South San Francisco, CA 94080

  Re: Lyell Immunopharma, Inc.
    Registration Statement on Form S-3
    Filed July 18, 2025
    File No. 333-288769

Dear Lynn Seely:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Thomas Greenberg